Exhibit 99(e)

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                           Entergy New Orleans, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                               March 31,
                                                               1996      1997      1998      1999      2000      2001
Fixed charges, as defined:
  Total Interest                                               $16,304   $15,287   $14,792   $14,680   $15,891   $16,700
  Interest applicable to rentals                                   831       911     1,045     1,281     1,008       998
                                                               ---------------------------------------------------------

Total fixed charges, as defined                                 17,135    16,198    15,837    15,961    16,899   $17,698

Preferred dividends, as defined (a)                              1,549     1,723     1,566     1,566     1,643     1,691
                                                               ---------------------------------------------------------
Combined fixed charges and preferred dividends, as defined     $18,684   $17,921   $17,403   $17,527   $18,542   $19,389
                                                               =========================================================

Earnings as defined:

  Net Income                                                   $26,776   $15,451   $16,137   $18,961   $16,518   $15,175
  Add:
    Provision for income taxes:
     Total                                                      16,216    12,142    10,042    13,030    11,597    10,227
    Fixed charges as above                                      17,135    16,198    15,837    15,961    16,899    17,698
                                                               ---------------------------------------------------------

Total earnings, as defined                                     $60,127   $43,791   $42,016   $47,952   $45,014   $43,100
                                                               =========================================================

Ratio of earnings to fixed charges, as defined                    3.51      2.70      2.65      3.00      2.66      2.44
                                                               =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  3.22      2.44      2.41      2.74      2.43      2.22
                                                               =========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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